Exhibit 99.2

198457 International General Proxy Notice Rev1 Front 2025 You May Vote Your Proxy When You View The Material On The Internet. You Will Be Asked To Follow The Prompts To Vote Your Shares. International General Insurance Holdings Ltd. 74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan NOTICE OF 2025 ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON AUGUST 19, 2025 *Shareholders are cordially invited to attend the virtual Annual General Meeting. Dear Shareholder, The 2025 Annual General Meeting of Shareholders (the “Annual General Meeting”) of International General Insurance Holdings Ltd . , an exempted company limited by shares under the Companies Act 1981 of Bermuda as amended (the “Company”) will be held virtually on Tuesday, August 19 , 2025 at 9 : 00 am Eastern Daylight Time . Access information to the Annual General Meeting and related proxy materials is provided below . Proposals to be considered at the Annual Meeting : (1) (2) To elect two directors to the Company’s Board of Directors for a term of three years each ; To approve amendments to the Amended and Restated Bye - Laws of the Company with respect to the definition of “Jabsheh” in Bye - Law 1 . 1 and with respect to the initial terms of the Company’s directors in Bye - Law 39 ; To approv e th e re - appointmen t o f Erns t & Y oun g LL P a s th e Company ’ s independen t registere d publi c accountin g firm fo r th e fi sca l year endin g Decembe r 31 , 202 5 an d th e authorizatio n fo r th e Boar d o f Directors , actin g throug h th e Audi t Committee , t o fi x th e remuneration o f th e independen t audito r fo r th e fi sca l yea r endin g Decembe r 31 , 2025 ; To receive the audited annual consolidated financial statements of the Company for the fiscal year ended December 31 , 2024 , together with the notes thereto and the independent auditor’s report thereon ; and To address such other matters as may properly come before the Annual General Meeting or any adjournment or postponement thereof . (3) (4) (5) The Board of Directors recommends a vote “FOR” each of the nominees under Proposal 1, “FOR” Proposal 2 and “FOR” Proposal 3. Your electronic vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed, dated, and returned the proxy card. Vote on the Internet: Go to https://www.cstproxy.com/igi/2025. Have your notice available when you access the above website. Follow the prompts to vote your shares. The Proxy Materials are available for review at: https://www.cstproxy.com/igi/2025 CONTROL NUMBER International General Insurance Holdings Ltd. c/o Continental Proxy Services 1 State Street, New York NY 10004 Vote at the Meeting: If you plan to attend the virtual annual general meeting, you will need your 12 - digit control number to vote electronically at the annual general meeting. To attend the annual general meeting, visit: https://www.cstproxy.com/igi/2025. Mobile Voting: On your Smartphone/Tablet, open the QR Reader and scan the below image. Once the voting site is displayed, enter your Control Number from the proxy card and vote your shares.

2025 International General Insurance Holdings Ltd. 74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan Important Notice Regarding the Availability of Proxy Materials For the 2025 Annual General Meeting of Shareholders to be Held On August 19, 2025 The following Proxy Materials are available to you to review under “Meeting Documents” at : https://www.cstproxy.com/igi/2025 - the Company’s Annual Report for the year ended December 31, 2024; - the Company’s 2025 Information Circular; - the Proxy Card; and - any amendments to the foregoing materials that are required to be furnished to shareholders. This is not a ballot . You cannot use this notice to vote your shares . This communication presents only an overview of the more complete proxy materials that are available to you on the Internet . We encourage you to access and review all of the important information contained in the proxy materials before voting . If you would like to receive a paper or e - mail copy of the Proxy Materials, you must request one . There is no charge for such documents to be mailed to you . Please make your request for a copy as instructed below on or before August 9 , 2025 to facilitate a timely delivery . You may also request that you receive paper copies of all future proxy materials from the Company . ACCESSING YOUR PROXY MATERIALS ONLINE Have this notice available when you request a paper copy of the proxy materials or to vote your proxy electronically. You must reference your control number. REQUESTING A PAPER COPY OF THE PROXY MATERIALS By telephone please call 1 - 888 - 266 - 6791, or By logging on to https://www.cstproxy.com/igi/2025 or By email at: proxy@continentalstock.com Please include the company name and your control number in the subject line. 198457 International General Proxy Notice Rev1 Back